EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Licensing and Collaboration Agreement With Lilly

Transition to Acquire Exclusive Rights to Preclinical Diabetes Assets

TORONTO, ON, March 3rd, 2010 – Transition Therapeutics Inc. (TSX:TTH; NASDAQ:TTHI) today announced that it has acquired the rights to a series of preclinical compounds from Eli Lilly and Company in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

“We are very pleased to expand our current relationship with Lilly through the acquisition of these preclinical assets,” said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. “The addition of these novel compounds leverages our expertise in metabolic diseases and grows our development pipeline with next generation diabetes therapies.”

“Lilly’s existing partnership with Transition pertaining to the exploration of gastrin-based therapies as potential diabetes disease-modifying agents continues to be productive,” said David E. Moller, M.D., Lilly Vice President of Endocrine and Cardiovascular Research. “The Lilly ‘FIPNet’ strategy in R&D embraces the notion of shared-risk discovery and early development efforts that can lead to clinical testing of a broader array of molecules. This new partnership with Transition supports that strategy by allowing for clinical testing and development of a new class of agents for diabetes and related co-morbid conditions that was derived from Lilly’s ongoing diabetes and biotechnology efforts.”

Under the terms of the agreement, Lilly will receive an upfront payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly retains this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of approximately US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and the potential for Transition to pay or receive milestone payments and royalties. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com

Transition Therapeutics Inc.

101 College Street, Suite 220

Toronto, Ontario

M5G 1L7

Canada